Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended
(dollar amounts in millions)	March 31, 2012	Dec. 31, 2011	March 31, 2011
Earnings
Income before income taxes	$885	$689	$949
Fixed charges, excluding interest on deposits	131	114	132
Income before income taxes and fixed charges, excluding interest on deposits	1,016	803	1,081
Interest on deposits	43	59	48
Income before income taxes and fixed charges, including interest on deposits	$1,059	$862	$1,129
Fixed charges
Interest expense, excluding interest on deposits	$104	$86	$102
One-third net rental expense (a)	27	28	30
Total fixed charges, excluding interest on deposits	131	114	132
Interest on deposits	43	59	48
Total fixed charges, including interests on deposits	$174	$173	$180
Earnings to fixed charges ratios
Excluding interest on deposits	7.77	7.00	8.23
Including interest on deposits	6.09	4.97	6.28

(a)	The proportion deemed representative of the interest factor.